Mail Stop 4561

December 20, 2007

VIA U.S. MAIL AND FAX (703)312-9501

Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Friedman, Billings, Ramsey Group, Inc
1001 Nineteenth Street North
Arlington, VA 22209

Re: Friedman, Billings, Ramsey Group, Inc
        File No. 000-50230
        Form 10-K for Fiscal Year Ended
        December 31, 2006
        Filed March 1, 2007
        Form 10-Q for the Quarterly Period Ended
        September 30, 2007
        Filed November 9, 2007

Dear Mr. Harrington:

        We have reviewed your filing and have the following comments. In our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

1.   Please tell us and disclose the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations as of each reporting date. Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Financial Statements

Note 3. FBR Capital Markets Corporations Offering, page F-19

2.   It appears that you have recognized a gain on sale of a newly formed subsidiary, FBR Capital Markets stock. Please tell us how management determined it appropriate to record a gain and how your accounting treatment complies with SAB 51, specifically question number 2. Additionally, given your subsequent sale of stock in June 2007, please tell us how you determined that these transactions were not part of a broader corporate reorganization as discussed within the SAB.

Note 12. Commitments and Contingencies

Repurchase and Premium Recapture Obligations, page F-38

3.   Please tell us and disclose the amount of provision recorded that resulted from current year sales versus the amount of the provision that resulted from a change in estimate of prior year sales. Please provide the information for each year presented as well as for the nine month period ended September 30, 2007.

Form 10-Q for the quarterly period ended September 30, 2007

9. Commitments and Contingencies

First NLC Recapitalization

4.   We note that you have entered into a restructuring agreement related to First NLC whereby Sun Capital is currently allocated 80% of the operating results of First NLC, despite retention of 100% ownership interest by FBR.   Given that Sun Capital's rights to receive expected returns of First NLC are disproportional to their ownership interest, tell us if you concluded that First NLC was a VIE in accordance with paragraph 5 of FIN 46(R). To the extent you have determined that First NLC is a VIE, explain to us how you concluded that you should continue to consolidate First NLC in accordance with FIN 46(R).

                              *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief